FREE WRITING PROSPECTUS	Filed Pursuant to Rule 433(f)
Dated March 29, 2010	Registration Statement No. 333-163514
The Film Department Holdings LLC
Free Writing Prospectus
Published or Distributed by the Media
The article attached as Exhibit A was published by Bloomberg BusinessWeek on March 24, 2010 and references a proposed public offering covered by the Registration Statement on Form S-1 (File No. 333-165314), as amended (the “Registration Statement”), filed by The Film Department, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, to register shares of its common stock, par value $0.001 per share, in anticipation of the initial public offering of such shares (the “Offering”).
The article was not prepared by or reviewed by the Company prior to its publication, nor was the Company aware of the publication of the article prior to March 24, 2010. Bloomberg BusinessWeek is not affiliated with the Company, and the Company made no payment and gave no consideration to Bloomberg BusinessWeek in connection with the publication of the article described herein or any other article published by it concerning the Company. Statements in the article that are not attributed directly to Mr. Richard Woltman, or that conflict with the Company’s public filings, represent the author’s or others’ opinions and are not endorsed or adopted by the Company.
You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement, the final prospectus to be subsequently filed with the SEC and any related prospectus supplement. In particular, you should carefully read the risk factors described in the preliminary prospectus, in the final prospectus, in any related prospectus supplement and in the documents incorporated by reference in the preliminary prospectus, the final prospectus and any related prospectus supplement. The Registration Statement has not been declared effective by the SEC and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.
The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates (file no. 333-165314). Before you invest, you should read the prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain copies of these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, or any underwriter or dealer participating in the Offering, will arrange to send you the prospectus if you request it by calling toll-free 1-877-476-2580.
Forward-Looking Statements

Some of the statements included in this free writing prospectus are “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “appears,” “projects” and similar expressions, as well as statements in the future tense, identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the prospects of the Offering, statements regarding the Company’s cash flow or expected revenue, statements regarding underwriters’ participation in the Offering, and the Company’s intended use of proceeds from the Offering. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. Important factors that could cause such differences include, but are not limited to the factors discussed under the under the caption “Risk Factors” in the preliminary prospectus contained within the Registration Statement, the final prospectus to be subsequently filed with the SEC and any related prospectus supplement. The Company does not assume any obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws.

Exhibit A
Mindich Counts on Film Department IPO to Recover Defaulted Debt
By Miles Weiss
March 24 (Bloomberg) — Hedge-fund manager Eric Mindich has as much as $36 million riding on the initial public offering of Film Department Holdings Inc., the movie-studio startup that defaulted on debt held by his Eton Park Capital Management LP.
Film Department said in December it wanted to raise $85 million from an IPO as part of an agreement to repay notes held by New York-based Eton Park. The filmmaker, based in West Hollywood, California, delayed the deal last week after cutting it to $60 million earlier this month.
Eton Park, which oversees about $13 billion, is seeking to avoid the losses that befell hedge funds after they poured cash into Hollywood during the past decade. The funds participated in more than $11 billion of film financings since 2004, according to Clear Scope Partners, a Los Angeles-based entertainment advisory firm, only to begin withdrawing from the business during the past several years.
“The influx of hedge-fund money caused an abundance of films to get made, which artificially increased competition and hurt film performance,” said P. Clark Hallren, Clear Scope’s managing director and a former executive in the entertainment industries group at JPMorgan Chase & Co.’s securities unit. “The combination of the financial crisis and the relatively negative performance of the film funds caused hedge funds to retreat.”
Capital Shortage
As a result, the film industry faced a capital shortage that cut the number of movies being produced and forced companies such as Film Department to seek alternative funding sources. Because independent film studios have traditionally relied on private financing, there are only a few that are publicly traded, including Lions Gate Entertainment Corp. and DreamWorks Animation SKG.
Mark Gill, 47, who co-founded Film Department with Neil Sacker, 48, after establishing and running Warner Independent Pictures from 2003 to 2006, declined to comment. Mary Beth Grover, a spokeswoman for Eton Park, also declined to comment.
Film Department started in June 2007, the same month it issued $30 million of notes as part of an effort to raise about $200 million through private stock sales and loans. Eton Park, founded in 2004 by Mindich, a 42-year-old former partner at Goldman Sachs Group Inc., holds all of the notes, which have a second lien on Film Department’s assets, according to an amended IPO prospectus filed March 22 with the U.S. Securities and Exchange Commission.
Including accrued interest, Eton Park is owed $36 million.

Debt Default
After failing to meet film-production targets last year, Film Department defaulted on the notes in August and reported a $10 million net loss for 2009. Outside auditor BDO Seidman LLP said on March 2 that there was “substantial doubt” about the company’s ability to continue as a going concern.
Film Department agreed in a November recapitalization plan to use proceeds from a private or public stock sale to repay the Eton Park notes, whose annual interest rate jumped to 16 percent from 12 percent when the company defaulted on the debt, its SEC filing shows.
The company’s financial picture has improved since last year, partly because its first release, a thriller called “Law Abiding Citizen” starring Gerard Butler and Jamie Foxx, has reaped $120 million in worldwide box-office receipts and has had higher DVD and Blu-Ray sales than expected. That reduced the amount of cash Film Department needed to raise in an IPO, said Richard Woltman, chairman of Girard Securities Inc., the San Diego-based brokerage that is underwriting the stock offering.
‘Improved’ Cash Flow
“As this thing has evolved, the cash flow has been much improved from the distribution of ‘Law Abiding Citizen,’” said Woltman, who added that other underwriting firms have shown a “terrific” interest in participating in the stock sale.
Film Department currently plans to sell 4.6 million shares through the IPO at $13 each, according to the March 22 filing. The company expects to repay about $12 million of second-lien notes by the time the IPO takes place, and will need about $22.5 million of the IPO proceeds to repay the remainder of the money owed Eton Park as of March 19. Eton Park will also receive $1.5 million of shares as partial payment.
The IPO, which was scheduled to take place last week, may be further delayed because many people are taking breaks for Easter and Passover, Woltman said. Should Film Department fail to complete the IPO and repay Eton Park by April 1, Mindich’s firm will be entitled to an 8.6 percent stake in the box-office receipts from “Earthbound,” a romantic comedy starring Kate Hudson that finished production in New Orleans earlier this month, according to the March 22 filing.
As president of Warner Independent Pictures, Gill purchased the documentary “March of the Penguins” at the 2005 Sundance Film Festival and turned it into a blockbuster that grossed $129 million at the box office worldwide. He also ran the Los Angeles office of Harvey Weinstein’s Miramax Films Corp., where Gill worked from 1994 until 2002, helping to develop movies such as “The English Patient” and “Shakespeare in Love.”
—Editors: Rob Williams, Josh Friedman

To contact the reporter responsible for this story: Miles Weiss in Washington at mweiss@bloomberg.net
To contact the editor responsible for this story: Christian Baumgaertel at cbaumgaertel@bloomberg.net